OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

December 22, 2016

Via Electronic Transmission

Ms. Sally Samuel, Esq.

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. Samuel and Mr. Cowan:

Below please find a response to your comments received, via phone conference with Mark Cowan, on December 14, 2016 to the Registration Statement on Form N-14 (the "Registration Statement") of Oppenheimer Main Street Fund, a series of Oppenheimer Main Street Funds, an open-end investment company (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2016 and amended on December 12, 2016. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

COMBINED PROSPECTUS/PROXY STATEMENT

Synopsis

1.	Please revise the disclosure in the first paragraph appearing under the heading “Synopsis” as the Synopsis cannot be qualified in its entirety by the Reorganization Agreement because the Combined Proxy Statement/Prospectus must contain all material terms and be accurate.

The disclosure has been revised as follows:

This is only a summary and is qualified in its entirety by the more detailed information contained in or incorporated by reference in this Combined Prospectus/Proxy Statement. Shareholders should carefully review this Combined Prospectus/Proxy Statement, including the Reorganization Agreement, which is attached as Exhibit A, in their entirety and the Acquiring Fund Summary Prospectus, which accompanies this Combined Prospectus/Proxy Statement and is incorporated herein by reference.

2.	In the sixth paragraph under the heading “The Proposed Reorganization,” please discuss separately the concepts of a meeting adjournment in the absence of sufficient votes and the absence of sufficient votes to constitute a quorum.

The disclosure has been revised as follows:

In the absence of sufficient votes to constitute a quorum, or in the event that a quorum is present at the Meeting but sufficient votes to approve the Reorganization are not received, the Meeting shall be adjourned until a quorum shall attend. Additional information on voting and quorum requirements is provided in the section “Voting Information - Quorum and Required Vote.”

3.	In the statement under the caption “Investment Objectives and Principal Investment Strategies-- Comparison” that discloses that the portfolio management teams are generally managing the Funds in a similar manner; please disclose, if accurate, that the Acquiring Fund’s portfolio management team will continue to manage the Combined Fund in a similar manner after the Reorganization.

The disclosure has been revised as follows:

Consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management teams are generally managing the Funds in a similar manner and the Acquiring Fund’s portfolio management team is also expected to manage the Combined Fund in a similar manner after the Reorganization.

4.	The last sentence of the section under the caption “Investment Objectives and Principal Investment Strategies-- Comparison” discusses transactions costs that will be borne by the Acquiring Fund subsequent to the Reorganization; please provide an estimate of such transaction costs.

The disclosure has been revised as follows:

Subsequent to the Reorganization, it is expected that the portfolio managers of the Acquiring Fund will dispose of a portion of the assets of the Target Fund, consistent with the Acquiring Fund’s investment objective and strategies and its portfolio managers’ investment processes, which will incur additional transaction costs that will be borne by the Acquiring Fund, estimated to be approximately $170,000.

5.	Please provide a summary on how the current fees and expenses compare to the projected fees and expenses following the merger; for example, do fees and expenses increase or decrease as a result of the transaction.

The following statement has been added to the first paragraph appearing under the caption “Fees and Expenses” immediately prior to the fee tables:

As show below, “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” will decrease for Target Fund shareholders and remain the same for Acquiring Fund shareholders immediately following the Reorganization.

6.	Footnote 4 of the Fee Table states that expenses have been restated to reflect current fees. Please disclose the need to restate the 9/30 expenses information and explain whether showing the fee table with a more recent date is a better approach.

Footnote 4 has been revised to reflect that the Expenses have been restated to show the Distribution and/or Service (12b-1) Fees that a shareholder would be expected to pay absent the impact of affiliated accounts. Showing the numbers with a more recent date would not obviate the need to restate.

7.	The Example states that any applicable fee waivers and/or expense reimbursements are reflected. Please confirm whether any such waivers or reimbursements are in effect, and if not, please consider deleting the statement.

The statement has been deleted.

8.	In the second paragraph under the heading “Federal Income Tax Consequences of the Reorganization,” please provide an estimate of any capital gains dividend expected to be distributed to Shareholders

The disclosure has been revised as follows:

A portion of the Target Fund’s portfolio securities may be disposed of subsequent to the Reorganization. The actual tax effect of such disposition will depend on the difference between the price at which such portfolio assets are sold and the tax basis of the Target Fund in such assets. Any capital gains recognized in any such sales on a net basis, after reduction by any capital losses, will be distributed to shareholders as capital gain dividends during or with respect to the year of sale, and such distributions will be taxable to shareholders. If all of the Target Fund’s portfolio securities are disposed of subsequent to the Reorganization, approximately $243 million of estimated capital gains would be recognized based on the Target Fund reported unrealized net appreciation for federal income tax purposes as reported on the September 30, 2016 Form NQ. It is estimated that approximately 11% of the Acquiring Fund’s portfolio may be repositioned subsequent to the Reorganization, which, on an estimated basis, may generate approximately $165 million of estimated capital gains (84 cents per share). This is only an estimate, and is subject to changing market conditions and reflects the composition of the portfolio at the time the estimation is made. Many factors can affect whether this number is realized, including, but not limited to, market movement; Target Fund transactions prior to the Reorganization executed in the ordinary course of business; shareholder subscription and redemption activity; and Acquiring Fund transactions subsequent to the Reorganization executed in the ordinary course of business. Any capital gains realized will not be distributed until December 2017.

Comparison of the Funds

9.	In the paragraph under the caption “Purchase, Exchange, Redemption and Valuation of Shares” please confirm whether Target Fund Class B Shareholders will receive Acquiring Fund Class B Shares.

The last sentence of the first paragraph under the caption “Purchase, Exchange, Redemption and Valuation of Shares” has been revised as follows:

Class B shares are no longer offered for new purchases, however holders of Class B shares of the Target Fund will receive Class B shares of the Acquiring Fund.

Information about the Reorganization

10.	Please disclose the consequences if shareholders vote against the Reorganization.

The disclosure has been augmented to include additional possibilities in the event the Reorganization is not approved as follows:

For the reasons discussed above, the Board, on behalf of the Target Fund, recommends that you vote FOR the Reorganization Agreement. If shareholders of the Target Fund do not approve the Reorganization Agreement, the Reorganization will not take place and the Board will consider other possible courses of action, including, among others, consolidation of the Target Fund with one or more affiliated or unaffiliated funds, or the liquidation of the Target Fund.

11.	Please clarify whether the Target Fund will bear the cost of both Funds’ tax opinions.

The disclosure was revised in the amended registration statement filed on December 12, 2016 to read as follows:

The Target Fund will pay for all expenses in connection with the Reorganization, including legal and accounting fees and the cost of a tax opinion (that the Reorganization will not be taxable to shareholders), except for shareholder communication costs relating to the solicitation of shareholders of the Target Fund, which the Manager will pay.

12.	In the second to last paragraph under the caption “Material U.S. Federal Income Tax Consequences of the Reorganization,” please provide an estimate of capital gains passed to shareholders of each Fund.

We have added the following disclosure to the section:

On December 7, 2016, the Target Fund distributed capital gains of 49.35 cents per share and distributed dividends per share of 50.61 cents. On December 9, 2016, the Acquiring Fund distributed capital gains of 88.40 cents per share and distributed dividends per share of 9.25 cents. As of the date of this proxy, neither the Target Fund nor the Acquiring Fund, respectively, is able to estimate what distributions, if any, would be made in December 2017, however, it is estimated that approximately 11% of the Acquiring Fund’s portfolio may be repositioned subsequent to the Reorganization, which, on an estimated basis, may generate approximately $165 million of estimated capital gains (84 cents per share). This is only an estimate, and is subject to changing market conditions and reflects the composition of the portfolio at the time the estimation is made. Many factors can affect whether this number is realized, including, but not limited to, market movement; Target Fund transactions prior to the Reorganization executed in the ordinary course of business; shareholder subscription and redemption activity; and Acquiring Fund transactions subsequent to the Reorganization executed in the ordinary course of business.

Part C

13.	Please ensure that the Power of Attorney specifically relates to the next filing.

We confirm that the Power of Attorney filed in connection with this registration statement specifically relates to this specific filing, any amendments hereto, and this registration statement generally, as approved by the Trustees at a board meeting held on November 10, at which this reorganization and the filing of this registration statement was approved

Accounting Staff Comments

14.	Please confirm fees are still current. Form N-14 Item 3.

The Registrant confirms that all fees are still current.

15.	Please revise the capitalization table to reflect the reduction in net assets related to reorganization costs.

The capitalization table has been revised to reflect the reduction in net assets related to reorganization costs.

16.	Please update the capitalization table to reflect the same date as the pro forma financial statements, which should be August 31, 2016.

The capitalization table has been updated to reflect the same August 31, 2016 date as the revised pro forma financial statements.

17.	The pro forma financial statements should be dated as of the end of the most recent period for which a balance sheet is required by Reg S-X 3-01, please revise the pro forma financial statements to reflect the Acquiring Fund’s 8/31/16 fiscal year end date.

The pro forma financial statements have been revised to reflect the Acquiring Fund’s 8/31/16 fiscal year end date.

18.	In light of the repositioning of the newly-combined fund's portfolio, please provide an estimate of (i) the percentage of the Fund's assets expected to be repositioned, and (ii) the capital gains associated with the repositioning in terms of (a) the total dollar amount and (b) per share impact.

The responses to Comments 8 and 12 above and the pro forma statement have been revised to address these issues.

The Fund represents that upon the Registration Statement being declared effective, it will incorporate into a definite filing under Rule 497 of the Securities Act, the responses provided herein.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Taylor Edwards

cc:	Cynthia Lo Bessette, Esq.
Ropes & Gray LLP